SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Confirms Guidance for Full Year 2005 despite Intense Price Competition in 2Q05

São Paulo, June 1, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, announced today that it reaffirms its financial outlook for the full year 2005, despite intense price competition in 2Q05.

In May, GOL’s attractive customer value proposition translated into load factors of above 70%, the highest in the Brazilian airline industry. Compared with May of the previous year, GOL passenger traffic increased approximately 46%, on a capacity increase of approximately 42%.

While loads increased in May, the yield environment suffered primarily due to more aggressive fare promotions by main competitors after the TAM-Varig code share was discontinued in the beginning of the month. Also, the US dollar has continued to weaken against the Brazilian real and this has contributed to the downward movement in industry yields, as industry yields are highly-correlated to the USD. Despite the intense competition in what is the seasonally weak quarter in the Brazilian market, GOL’s revenue per seat kilometer (“RASK”) in the second quarter should be similar to that achieved in the same quarter of last year, consistent with our guidance.

Our costs remain in line with our previous guidance despite higher than forecasted fuel prices. Based on current market conditions, we expect jet fuel costs for 2Q05 to show an average increase of 20% over 2Q04. GOL’s capacity additions are on schedule, and GOL ended May with 33 737 aircraft in operation (34 in the fleet). Advance bookings for 3Q05 indicate that GOL traffic growth is above expectations.

The Company is confirming its previously issued guidance for the full year 2005: net revenues of approximately R$3.0 billion, 53% higher than full year 2004 actual net revenues, and earnings per share between R$2.85 and R$3.15, representing an average EPS growth of approximately 40%. For the full year, we also expect to deliver an EBITDAR margin of approximately 38% to 40% and operating margin of approximately 27% to 29%. Despite the yield environment facing the industry in 2Q05, we anticipate solid third and fourth quarters, thanks to the dedicated effort of our employees in improving productivity throughout the Company.

Financial Outlook (US GAAP)	2005 (Full year)
Net Revenues (R$ billion)	+/- R$ 3.0
Earnings per Share	R$ 2.85 - 3.15
EBITDAR Margin	38% - 40%
Operating Margin	27% - 29%

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet of Boeing 737s with a single-class of service. GOL has one of the youngest and most modern fleets in the industry with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best cost-benefit service in the market. GOL currently offers over 350 flights per day to 42 major business and travel destinations in Brazil and Argentina. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, schedules and fares, please visit www.voegol.com.br or call 0300-789-2121 in Brazil, or 55 11 2125-3200 from outside Brazil. GOL: Here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

or

Media - International:	Media - Brazil:
Gavin Anderson & Company	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0341
e-mail: GJuncadella@GavinAnderson.com	e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.